SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 3, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice Regarding Future Company Filings with the Securities and Exchange Commission
Material Change Report
NEWS RELEASE
SIGNATURES

Item	Page
Notice of the Company Regarding Future Filings with the Securities and Exchange Commission	3

Material Change Report filed on behalf of the Company in Canadian jurisdictions on December 3, 2004 relating to its Press Release of that date relating to the Updated Survival Analysis of its Phase IIb Trial of its BLP-25 Liposome Vaccine (L-BLP 25) for the treatment of patients with Advanced Non-Small Cell Lung Cancer which shows that the Stage IIIB patients who received the vaccine have not yet reached Median Survival 23 months following enrollment of the last patient in the trial	4

Press Release of the Company dated December 3, 2004 referred to above	6

Signature	9

Notice Regarding Future Company Filings with the Securities and Exchange Commission

     Historically, Biomira Inc. (the “Company”) has voluntarily furnished the United States Securities and Exchange Commission (the “Commission”) all of its press releases under cover of a Form 6-K, whether or not deemed to be material. Because of different requirements under United States and Canadian law, some recently enacted, and other considerations, the Company has determined in the future to furnish to the Commission only those press releases which it believes to be material and which are otherwise required to be furnished under the instructions to the Form 6-K.

     However, the Company will continue to electronically file all of its press releases in Canada under the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and these will be accessible at www.sedar.com. In addition, all press releases will continue to be posted on the Company’s website found at www.biomira.com.

     The Company will also continue to furnish its annual report on Form 40-F and its quarterly reports to shareholders under Form 6-K with the Commission, which will be accessible under its Electronic Data Gathering Analysis and Retrieval (EDGAR) site at www.sec.gov/cgi-bin/srch-edgar. The Company will likewise furnish the Commission with copies of all Material Change Reports filed by it in Canada.

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

December 3, 2004

3.	News Release

Biomira issued a news release on Canada NewsWire on December 3, 2004.

4.	Summary of Material Change

On December 3, 2004, Biomira announced that the updated survival analysis of its completed Phase IIb study of the investigational immunotherapy BLP25 Liposome Vaccine (L-BLP25), used in this trial for the treatment of non-small cell lung cancer (NSCLC), showed that a median survival in the pre-stratified subset of locoregional Stage IIIB patients on the vaccine arm has still not been reached.

5.	Full Description of Material Change

On December 3, 2004, Biomira announced that the updated survival analysis of its completed Phase IIb study of the investigational immunotherapy BLP25 Liposome Vaccine (L-BLP25), used in this trial for the treatment of non-small cell lung cancer (NSCLC), showed that a median survival in the pre-stratified subset of locoregional Stage IIIB patients on the vaccine arm has still not been reached.

An exploratory survival update of the randomized, open-label Phase IIb trial of L-BLP25 in 171 men and women with NSCLC, whose disease was stable or who had responded to treatment following first-line standard chemotherapy or a combination of standard chemotherapy and radiotherapy was just completed. This analysis showed that in the subset of men and women with locoregional Stage IIIB disease (locally advanced and unresectable) who received L-BLP25, a survival median has not yet been reached 23 months following the enrollment of the last patient into the trial.

The study’s investigators plan to submit the updated survival data from this analysis for presentation at an upcoming scientific meeting and for publication in a peer reviewed medical journal.

In preparation for a potential multinational registration trial, Biomira is already scheduling for the manufacture of new vaccine supplies. These supplies will incorporate manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes now ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. To assure the successful initiation of a pivotal trial, a comparability plan is now being developed.

L-BLP25 is a synthetic MUC1 peptide vaccine. L-BLP25 incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery. L-BLP25 is designed to induce an immune response to cancer cells.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice President Finance & Administration Biomira Inc. 2011 – 94 Street Edmonton, Alberta T6N 1H1 Telephone:(780) 450-3761

DATED at Edmonton, Alberta, effective this 3rd day of December, 2004.

BIOMIRA INC.
By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice-President Finance & Administration

NEWS RELEASE
FOR IMMEDIATE RELEASE

UPDATE OF BLP25 LIPOSOME VACCINE PHASE IIB TRIAL SHOWS STAGE IIIB
PATIENTS WHO RECEIVED VACCINE HAVE NOT YET REACHED MEDIAN SURVIVAL
23 MONTHS POST ACCRUAL

Data to be Submitted for Presentation and Publication

EDMONTON, ALBERTA, CANADA and Darmstadt, Germany — December 03, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and Merck KGaA of Darmstadt, Germany, announced today that the updated survival analysis of their completed Phase IIb study of the investigational immunotherapy BLP25 Liposome Vaccine (L-BLP25), used in this trial for the treatment of non-small cell lung cancer (NSCLC), showed that a median survival in the pre-stratified subset of locoregional Stage IIIB patients on the vaccine arm has still not been reached. Lung cancer is the leading cause of cancer-related mortality for both sexes in North America.

An exploratory survival update of the randomized, open-label Phase IIb trial of L-BLP25 in 171 men and women with NSCLC, whose disease was stable or who had responded to treatment following first-line standard chemotherapy or a combination of standard chemotherapy and radiotherapy was just completed. This analysis showed that in the subset of men and women with locoregional Stage IIIB disease (locally advanced and unresectable) who received L-BLP25, a survival median has not yet been reached 23 months following the enrollment of the last patient into the trial.

“We believe that the results to date are very exciting, and we look forward to presenting the data,” said Alex McPherson, MD, PhD, President and CEO of Biomira Inc.

The study’s investigators plan to submit the updated survival data from this analysis for presentation at an upcoming scientific meeting and for publication in a peer reviewed medical journal.

"The data are encouraging and support plans for Merck KGaA and its U.S. subsidiary, EMD Pharmaceuticals, to continue the collaborative development of L-BLP25 with Biomira,” said Bernhard Ehmer, MD, Vice President and Head of Merck’s Oncology Business Area. “In the new year, the companies plan to discuss a Phase III multinational registration trial with regulatory authorities.”

In preparation for a potential multinational registration trial, Biomira is already scheduling for the manufacture of new vaccine supplies. These supplies will incorporate manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes now ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. To assure the successful initiation of a pivotal trial, a comparability plan is now being developed.

L-BLP25
L-BLP25 is a synthetic MUC1 peptide vaccine. L-BLP25 incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery. L-BLP25 is designed to induce an immune response to cancer cells.

About Lung Cancer
In 2004, approximately 174,000 new cases of lung cancer will be diagnosed in the U.S. – 54 per cent of them in men and 46 per cent in women. Approximately 160,000 people will die of this disease in the U.S. alone in 2004. In Canada, the mortality percentages are slightly higher for men – 57 per cent of deaths from lung cancer will occur in men and 43 per cent will be in women. NSCLC accounts for approximately 75 to 80 per cent of all primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

The Companies
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Merck is a global pharmaceutical and chemical company with sales of EUR 7.2 billion in 2003, a history that began in 1668, and a future shaped by 28,300 employees in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 74 per cent interest and free shareholders own the remaining 26 per cent. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas – monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

# # #

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director, Investor Relations 780-490-2812

U.S. Media Daniel Budwick Media Relations (212) 477-9007 ext. 14	Merck KGaA Contact Phyllis Carter Mobile: +49 61-51/72-7144

Except for historical information contained herein, this release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements, particularly those risks and uncertainties surrounding the efficacy of L-BLP25 to treat men and women with NSCLC, which may include risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. Factors that may cause such a difference include the risk that additional trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities, the risk that the Company may lack the financial resources and access to capital to fund the required clinical trials, or that it will elect to conduct such additional trials, and other matters required to bring products to market, the uncertainties as to when, if at all, the regulatory authorities will agree to discuss the trial results with the Company and whether they will approve the product and manufacturing facilities, the need to establish and scale-up manufacturing processes, dependence on the efforts of third parties, including suppliers and collaborators, dependence on intellectual property rights and the effectiveness thereof, difficulties or delays in manufacturing products, and regulatory developments involving products and manufacturing facilities. For more detailed information on the risks and uncertainties associated with the Company’s product candidates and other activities see the Company’s periodic reports filed with the applicable securities regulatory authorities in Canada and the United States Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: December 3, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer